Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FULL REDEMPTION OF ITS SERIES H NOTES

Tel Aviv, Israel, June 5, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that on May 31, 2018 it completed the full redemption of its series H notes.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com